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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of January, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	News Release dated January 10, 2006 regarding "Falconbridge Announces Webcast of Fourth Quarter and Year-End 2005 Financial Results Conference Call".
Exhibit 99.2	News Release dated January 12, 2006 regarding "Falconbridge Announces that Inco has Extended its Offer — Inco Seeking to Complete Required Regulatory Approvals".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
February 7, 2006	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	News Release dated January 10, 2006 regarding "Falconbridge Announces Webcast of Fourth Quarter and Year-End 2005 Financial Results Conference Call".
99.2	News Release dated January 12, 2006 regarding "Falconbridge Announces that Inco has Extended its Offer — Inco Seeking to Complete Required Regulatory Approvals".

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SIGNATURES
Exhibit Index